EXHIBIT 18.1

September 9, 2008

LeCroy Corporation

150 Chestnut Ridge Rd.

Chestnut Ridge, NY 10799

Ladies and Gentlemen:

We have audited the consolidated balance sheets of LeCroy Corporation and subsidiaries (the “Company”) as of June 28, 2008 and June 30, 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended June 28, 2008, June 30, 2007, and July 1, 2006 and have reported thereon under date of September 9, 2008. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended June 28, 2008. As stated in Note 1 to those financial statements, the Company changed its annual goodwill impairment testing date from fiscal year-end to the last day of the eleventh month of the fiscal year and states that the newly adopted accounting principle is preferable in the circumstances because it provides the Company additional time to complete the impairment test and report the results of that test in the Company’s annual filing on Form 10-K. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP